





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curex Securities (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street, 26th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert FX Feeney 212-488-0528
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

280 West Mount Pleasant Ave, Suite 3310	Livingston	NJ	07036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert FX Feeney _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Curex Securities (USA) LLC _____, as

of December 31 _____, 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

Chief Financial Officer
_____
Title

MICHAEL J OMELIO
Notary Public - State of New Jersey
My Commission Expires Oct 15, 2024

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

Cürex Securities (USA), LLC

(A wholly-owned subsidiary of Cürex Group Holdings, LLC)

December 31, 2020

Cürex Securities (USA), LLC

(A wholly-owned subsidiary of Cürex Group Holdings, LLC)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-5



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cürex Securities (USA), LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cürex Securities (USA), LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cürex Securities (USA), LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cürex Securities (USA), LLC's management. Our responsibility is to express an opinion on Cürex Securities (USA), LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cürex Securities (USA), LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Cürex Securities (USA), LLC's auditor since 2015.
Livingston, New Jersey
February 24, 2021

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Cürex Securities (USA), LLC
(A wholly-owned subsidiary of Cürex Group Holdings, LLC)

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	91,051
Prepaid Expenses		647
Other Assets		637
Total Assets	$	92,335

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Payable to Parent	$	44,681
Member's Equity		47,654
Total Liabilities and Member's Equity	$	92,335

The accompanying notes are an integral part of these financial statements.

Notes to Statement of Financial Condition
December 31, 2020

1. Organization and Nature of Operations

Cürex Securities (USA), LLC (the "Company") was formed in 2012. In 2014, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission and as a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Cürex Group Holdings, LLC (the "Parent") and maintains its offices in New York.

The Company has not yet commenced operations, and has no contracts or performance obligations. The Parent has agreed to provide additional capital or funding, as may, from time to time, be required in order to satisfy the Company's regulatory and/or business requirements. This commitment will remain in effect until March 15, 2022.

Once operations commence, the Company plans to enter into intellectual property and financial technology licensing agreements with product sponsors to provide product design and technology support in connection with exchange-traded and OTC investment products.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
The Company has cash held by a major financial institution, which is insured by the Federal Deposit Insurance Corporation at up to $250,000 per legal entity. At December 31, 2020, the cash balance held at the financial institution was less than the federally insured amount.

Notes to Statement of Financial Condition
December 31, 2020

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company anticipates that it will receive transaction-based compensation in connection with the licensing of its intellectual property and financial technology. The Company shall recognize revenue in accordance with Financial Accounting Standards Board ("FASB") Topic 606, "Revenue from Contracts with Customers", which stipulates that revenue from a performance obligation is recognized by measuring the progress in satisfying the performance obligation in a manner that depicts the transfer of goods or services to the customer.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. The taxable income or loss of the Company is included in the federal, state and local tax returns of the Parent. The Parent is a limited liability company, taxed as a partnership. As such, the Parent is not subject to federal and state income taxes. Accordingly, the Company has not provided for income taxes or benefits from income taxes in its financial statements.

The Company recognizes and discloses uncertain tax positions related to tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company analyzes all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by authorities. The Company's open tax years (2017 through 2020) are subject to examination by the Internal Revenue Service and other taxing authorities. At December 31, 2020, management's assessment is that there are no uncertain tax matters.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, "Financial Instruments -- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Furthermore, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020, and the Company applied the modified retrospective method of adoption which resulted in no adjustments to member's equity at the effective date. For financial assets measured at amortized cost (i.e., cash), the Company has concluded that there are no expected credit losses based on the nature or expected life of the financial assets and immaterial historic or expected losses.

Notes to Statement of Financial Condition
December 31, 2020

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $46,370, which was $41,370 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.96.

The Company does not hold customers' cash or securities and has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

4. Related Parties

The Company entered into an Expense Sharing Agreement (the "Agreement") with the Parent whereby the Parent provides certain services to the Company and the Company pays the Parent for the services provided. Those services include certain personnel, occupancy and finance and operations services.

The basis of the allocation is determined in accordance with the Agreement and is based on estimates of time spent and space utilized by the Parent and the Company. For the year ended December 31, 2020, the Company incurred $59,812 of such charges of which $44,681 remains payable to the Parent at December 31, 2020.

During the year, $160,000 of the amount owed to the Parent was converted to equity as capital contributions to the Company.

5. Uncertainty

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6. Subsequent Events

The financial statements were approved by management and were available for issuance on February 24, 2021. Subsequent events have been evaluated through this date.